Form C: Exhibit B

TRIUMPH WINE GROUP, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2016

TABLE OF CONTENTS



3458 Ocean View Blvd.
Glendale, CA 91208
Telephone: 818.634.2276
Fax: 818.484.4884
Mailing Address: P.O. Box 185
Montrose, CA 91021
www.kbl.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Triumph Wine Group, LLC
Napa, California

We have reviewed the accompanying financial statements of Triumph Wine Group, LLC, which comprise the balance sheet as of December 31, 2016, and the related statements of operations, member's equity and cash flows for the period from inception on September 2, 2016 to December 31m 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.



3458 Ocean View Blvd.
Glendale, CA 91208
Telephone: 818.634.2276
Fax: 818.484.4884

Mailing Address: P.O. Box 185
Montrose, CA 91021
www.kbl.com

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

KBL, LLP

September 8, 2017

TRIUMPH WINE GROUP LLC
BALANCE SHEET
DECEMBER 31, 2016

ASSETS

Current assets -		
Cash	$	4,226
Other assets:		
Net property and equipment		8,490
Other		5,000
Total assets	$	17,716

LIABILITIES AND MEMBER'S EQUITY

Liabilities -		-
Member's equity		17,716
Total liabilities and member's equity	$	17,716

TRIUMPH WINE GROUP LLC
STATEMENT OF OPERATIONS
INCEPTION ON SEPTEMBER 2, 2016 TO DECEMBER 31, 2016

	Amount
Net sales	$ -
Operating expenses	32,284
Net loss	$ (32,284)

TRIUMPH WINE GROUP LLC
STATEMENT OF MEMBER'S EQUITY
INCEPTION ON SEPTEMBER 2, 2016 TO DECEMBER 31, 2016

Member contributions	$	50,000
Net loss from inception on September 2, 2016 to December 31, 2016		(32,284)
Balance, December 31, 2016	$	17,716

Cash flows (used in) operating activities		
Net loss	$	(32,284)
Adjustments to reconcile net loss to net cash (used in) operating activities -		
Other assets		(5,000)
Cash flows (used in) investing activities -		
Purchase of property and equipment		(8,490)
Cash flows provided by (used in) financing activities		
Member contributions		50,000
Increase in cash		4,226
Cash and cash equivalents - beginning of period		-
Cash and cash equivalents - end of year	$	4,226
Supplemental information		
Cash paid for:		
Interest	$	-
Income taxes	$	-

1. **BUSINESS ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Formation and Business Activity

Triumph Wine Group, LLC (the Company) was formed as a limited liability company on September 2, 2016 in the State of California and has adopted December 31st as its fiscal year end. The Company is headquartered in Napa California.

The Company plans to distribute wines under the brand names "Triumph Cellars" and "Calistoga Cellars" which comprise of wines produced in the Napa Valley region of California.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment is carried at cost, less accumulated depreciation and amortization. Depreciation and amortization is provided by the use of the straight-line and accelerated methods over the estimated useful lives of the assets, which range from five to seven years.

Long-lived Assets

The Company's long-lived assets and other assets (consisting of property and equipment) are reviewed for impairment in accordance with the guidance of the FASB Topic ASC 360, "Property, Plant, and Equipment", and FASB ASC Topic 205 "Presentation of Financial Statements". The Company tests for impairment losses on long-lived assets used in operations whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Impairment evaluations involve management's estimates on asset useful lives and future cash flows. Actual useful lives and cash flows could be different from those estimated by management which could have a material effect on our reporting results and financial positions. Fair value is determined through various valuation techniques including discounted cash-flow models, quoted market values and third-party independent appraisals, as considered necessary.

Income Taxes

The Company's member has elected to be taxed as a partnership for federal income tax purposes. Accordingly, all of the Company's taxable income is passed through directly to the member and the Company incurs only minimal state income taxes.

1. **BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

   <u>Use of Estimates in the Preparation of Financial Statements</u>

   The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect: reported amounts of the assets and liabilities; disclosure of contingent assets and liabilities at the date of the financial statements; and revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. **GOING CONCERN**

   The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. For the period from inception on September 2, 2016 to December 31, 2016 the Company had approximately $32,000 of net losses with little revenue earned since inception, and a lack of operational history. These matters, among others, raise substantial doubt about the Company's ability to continue as a going concern.

   While the Company is attempting to commence operations and generate revenues, the Company's cash position may not be significant enough to support the Company's daily operations. Management intends to raise additional funds by way of private offerings of ownership units. Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for the Company to continue as a going concern. While the Company believes in the viability of its strategy to generate revenues and in its ability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company's ability to further implement its business plan and generate revenues.

   The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

3. **PROPERTY AND EQUIPMENT**

   Property and equipment consist of the following:

Barrels	$	6,800
Racks		1,690
	$	8,490

4. **SUBSEQUENT EVENTS**

On March 2, 2017 the Company entered into a purchase agreement with Calistoga Partners, L.P. Certain assets were purchased such as goodwill, licenses, contracts and undertakings, customer lists and similar intellectual and intangible property. The purchase price was $410,000. The Company also approximately $184,000 in inventory in exchange for debt, and acquired a trademark for $310,000, all in connection with the purchase agreement.

Subsequent events have been evaluated through September 8, 2017 which is the date the financial statements were available to be issued.